Filed by Alpha Beta Netherlands Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)
Deutsche Börse

January 23, 2012

Interview with Luís Laginha, Chairman and CEO of Euronext Lisbon, in Diário de Notícias (January 23, 2012):

NYSE Euronext and Deutsche Börse are finalising the merger process between the two exchanges’ groups but are still waiting for the green light from the European authorities. In an interview to DN/Dinheiro Vivo, Euronext Lisbon’s CEO talked about the importance of this operation.

1.       How important is the merger of NYSE Euronext with Deutsche Börse?

By merging the two groups NYSE Euronext and Deutsche Börse, we will be creating the world’s largest stock exchange that is overwhelmingly European in nature, with 80% of board seats, over 70% of revenues in the European Union and employees from all 27 Member States.  The merged company will be domiciled in the Netherlands and supervised by regulators. It is extremely important for us because the transaction has a compelling industrial rationale and is good for the EU.  Furthermore, there is no other ‘EU alternative’ in exchange consolidation.

The merger will improve the EU’s financial integration, and strengthen Europe’s position as a leading global financial center. It will improve the financing of the EU’s real economy, particularly SME and it will improve the transparency and stability of the financial system.

2. What advantages will bring to companies, investors and markets the creation of the largest exchange in the world?

The merger will assist in financing the real economy (in particular SMEs) in Europe and stimulating job creation, thereby promoting economic growth and welfare; European companies will benefit from access to a wider investor base, thereby deepening financial integration in Europe, and reducing the cost of both trading and raising capital.  Finally, the merger will free up more than €3 billion in capital due to cross-margining efficiencies and generate €2billion a year in cost-savings for users.

3. What are the main barriers to the operation and remedies proposed by the group ?

The main barrier to our operation is the market definition as understood by DG Competition. Their view of the market is deeply misguided.  Our market for derivatives is global and not regional, and becoming even more so. Our largest competitor is the CME, based in the US.  Furthermore, we face significant competition from the other-the-counter (OTC) derivatives market which makes up over 80% of all trading.

The remedies that we have proposed address all concerns raised by the Commission while preserving the industrial and economic logic of the merger.

They include selling our overlapping business in individual equity derivatives and off-book services, establishing an innovative and unique clearing access service to enable third parties to launch new derivatives products, and maintaining our fees for a period of three years.

4. Despite the letter to the president of the European Commission and the appeal made by several personalities, what the group expect will be the final answer of Brussels?

We are working hard to convince the European Commission that they should base their answer on a true definition of the global derivatives market and we will continue to persuade them of our arguments until a decision is taken.

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Börse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, filed, and the U.S. Securities and Exchange Commission (“SEC”) declared effective on May 3, 2011, a Registration Statement on Form F-4 with the SEC that includes (1) a proxy statement of NYSE Euronext that also constitutes a prospectus for Holding, which was used in connection with NYSE Euronext special meeting of stockholders held on July 7, 2011 and (2) an offering prospectus used in connection with Holding’s offer to acquire Deutsche Börse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011. The acceptance period for the exchange offer expired on midnight, at the end of July 13, 2011 (Central European Daylight Savings Time), the additional acceptance period for the exchange offer expired on midnight, at the end of August 1, 2011 (Central European Daylight Savings Time). Pursuant to Section 39c of the German Takeover Act, shareholders of Deutsche Börse who had not yet accepted the exchange offer were still able to do so until midnight at the end of November 4, 2011 (Central European Time).

 Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus, the offer document, as amended, and published additional accompanying information in connection with the exchange offer regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document, as amended, and published additional accompanying information in connection with the exchange offer are available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Börse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. The exchange offer and the exchange offer document, as amended, shall not constitute an issuance, publication or public advertising of an offer pursuant to laws and regulations of jurisdictions other than those of Germany, United Kingdom of Great Britain and Northern Ireland and the United States of America. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the exchange offer has not been made directly or indirectly in or into Japan, or by use of the mails or by any means or instrumentality of interstate or foreign commerce (including without limitation, facsimile transmission, telephone and the internet) or any facility of a national securities exchange of Japan. Accordingly, copies of this announcement or any accompanying documents may not be, directly or indirectly, mailed or otherwise distributed, forwarded or transmitted in, into or from Japan.

The shares of Holding have not been, and will not be, registered under the applicable securities laws of Japan. Accordingly, subject to certain exceptions, in particular with respect to qualified institutional investors (tekikaku kikan toshika) as defined in Article 2 para. 3 (i) of the Financial Instruments and Exchange Act of Japan (Law No. 25 of 1948, as amended), the shares of Holding may not be offered or sold within Japan, or to or for the account or benefit of any person in Japan.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Börse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Börse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which Deutsche Börse AG and NYSE Euronext operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of Holding, Deutsche Börse AG or NYSE Euronext undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.